UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

FREZER, INC.

(Name of Small Business Issuer in its charter)

NEVADA

(State or Other Jurisdiction of Incorporation Organization)

20-2777600

(I.R.S. Employer) Identification No.)

FREZER, INC.
1010 University Avenue
Suite 40
San Diego, CA 92103
(619) 702-1404
(Address and Telephone Number of Principal Executive Offices)

Copies to:
FREZER, INC.
1010 University Avenue
Suite 40
San Diego, CA 92103
(619) 702-1404

Securities to be registered under Section 12(b) of the Act: None

Securities to be registered under Section 12(g) of the Act:
Common Stock, $.0001 Par Value per Share

FREZER, INC.
INDEX TO REGISTRATION STATEMENT ON FORM 10-SB

Items in Form 10-SB

PART I

Item 1. Description of Business

Item 2. Management's Plan of Operation

Item 3. Description of Property

Item 4. Security Ownership of Certain Beneficial Owners and Management

Item 5. Directors, Executive Officers, Promoters and Control Persons

Item 6. Executive Compensation

Item 7. Certain Relationships and Related Transactions

Item 8. Description of Securities

PART II

Item 1. Market Price of and Dividends on the Registrant's
Common Equity and Other Shareholder Matters

Item 2. Legal Proceedings

Item 3. Changes in and Disagreements with Accountants

Item 4. Recent Sales of Unregistered Securities

Item 5. Indemnification of Directors and Officers

PART F/S

Financial Statements

PART III

Item 1. Index to Exhibits

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This Form 10-SB contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "estimate," or "continue" or comparable terminology are intended to identify forward-looking statements. The Company believes that the assumptions and expectations reflected in such forward-looking statements are reasonable based on information available to the Company on the date of this report. The Company cannot give any assurances that these assumptions and expectations will prove to have been correct or that the Company will take any action that its management may be presently planning. These statements by their nature involve substantial risks and uncertainties and actual results may differ materially depending on a variety of factors, many of which are not within the Company's control.

PART I

Item 1. Description of Business

(a) Business development. We were incorporated in the State of Nevada on May 2, 2005. We are currently a wholly owned subsidiary of Bio-Matrix Scientific Group, Inc. (“BMXG”), a Delaware Corporation. The Board of Directors of BMXG has voted to distribute all Shares of our common stock held by BMXG to holders of BMXG common stock of record as of May 31, 2005, which will be the record date. These stockholders will receive one share of our common stock for every one share(s) of BMXG common stock held on the record date. The distribution will be paid on June 15, 2005.

(b) Business of the Company; principal products and services. Our primary company objective is the development of Cryogenic Stem Cell Banks

Regenerative Medicine and Adult Stem Cell Therapies.

Regenerative medicine is the process whereby stem cell therapies are used to mitigate various degenerative conditions and diseases.

Frezer Inc. is a company that will be working in the area of regenerative medicine, creating stem cell therapies directed at quality of life issues.  Such therapies are anticipated to be developed that will not only ameliorate bio-deterioration and disease but will also lead towards lifespan extension while maintaining quality of existence in humans.

Regenerative medicine helps natural healing processes to work faster, through the use of special materials coupled with stem cells to re-grow missing or damaged tissue.

Stem cell research potentially offers opportunities for developing new medical treatments for debilitating diseases in the emerging field of Regenerative Medicine.

Stem cells are unspecialized cells that can self-renew indefinitely and also differentiate into more mature cells with specialized functions.

Regenerative Medicine utilizes stem cells and the body’s natural healing processes to repair damaged tissue such as bone, muscle, cartilage and nervous tissue. The future and success of these adult stem cell therapies will depend on the availability of a patient’s own (autologous) stem cells harvested at a time prior to the onset of disease.

Stem cell banking (cryopreservation) at an early age provides the patient the necessary building blocks for future regenerative medical treatments. There are several benefits to autologous regenerative medicine including:

·

The low risk of tissue rejection due to the use of the patient’s own cells.

·

An on-demand tissue supply for different cellular therapies and lastly, no transplant waitlist, histology match or allogeneic donor disease transmission risk.

Stem Cell therapies have already shown significant promise in recent human clinical trials to regenerate bone, heart muscle and nervous tissue as well as in animal studies as a potential treatment for Alzheimer’s disease.

Regenerative Medicine clearly will play an important role in finding treatments for spinal injury, diabetes, Parkinson’s disease and other degenerative diseases.

Stem cell banks worldwide have focused on the cryo-storage of stem cells from newborn’s cord blood, which must be harvested immediately after birth. Cord blood contains stem cells that seem more restricted to rebuilding blood components and the immune system.

In contrast adipose tissue (fat) contains stem cells (termed mesenchymal stem cells) that can be used to regenerate bone, cartilage, heart muscle and nervous tissue. This opens the door for future cellular therapies for diseases such as heart attack and stroke that affect so many individuals in later life.

Frezer Inc. will introduce the first stem cell bank that will provide the adult population the opportunity to store their own stem cells. The Company will focus initially on the development of a comprehensive, state-of-the-art, cGMP and cGTP compliant, cryogenic stem cell bank.

Stem cells from fat can be readily harvested by elective liposuction and are then processed in the laboratory and frozen in multiple samples in liquid nitrogen at -196 deg C.  Cells can be thawed when needed for a variety of different cellular therapies

Specific business objectives:

·

Establishment of a cGMP (Good Manufacturing Practices) and cGTP (Good Tissue Practices) compliant facility licensed by the State of California and registered with the FDA.

·

Develop procedures for the processing and cryogenic storage of stem cells. Initially adult stem cells will be processed from adipose tissue and stored in the facility.

·

Stem cells from other tissues, such as cord blood, will be processed and stored as strategic alliances are developed with other stem cell companies.

·

Develop specific alliances to provide expansion of stem cells for specific cellular therapies.

·

Establish and grow patient participatory research protocols and programs that will provide (with patient consent) for the use of certain stem cells in stem cell therapy development

Distribution of Services:

We intend to market our services to the customer primarily through medical professionals.

The overall marketing philosophy comprises three critical components:

a. Clarity in communication to target audience

b. Sophistication of message

c. Availability and access to information

Market Definition and Segmentation: We have broken our markets into groups according to standard classifications used by market research companies: Doctor’s Offices, Hospitals, Surgery Units, and Plastic Surgery Centers.

There are 2 key objectives of the marketing strategy, the first is to educate the specialist medical community by creating a system to deliver information on the advancements of stem cell science and the potential clinical application and most importantly keeping the medical community ahead of the general public, the second is to ensure that relationships are developed and maintained. Both of these objectives will be achieved through the following initiatives;

Relationship Development Team: A team of skilled relationship management professionals will be responsible for initially creating and ultimately managing our referring client base. This team will be responsible for managing their own referral base through regular personal visits, written and verbal communication.

Annual PR events: We will conduct annual PR events initially in the first year on a state-by-state basis and ultimately on a national basis. These events will be in the form of conferences, family days and sporting events.

Educational Seminars: As with any emerging market there is some misunderstanding in medical circles and the public arena regarding stem cells and their applications. We intend to develop a series of educational programs for medical professionals and the general public that will be conducted on a periodic state-by-state basis.

Launch: It is our intention to conduct a National launch providing us with the necessary timeline to establish relationships with key medical specialists prior to launching the service in the public arena. The launch program will run for a three-month period. It will involve the following:

Press conferences with company directors, the head of our medical and scientific advisory committee(s) and American medical representatives.

Press releases in national newspapers

Press advertising placement

Distribution of corporate-information brochure information via specialist clinics.

Web Strategy: As an abundant source of information on stem cell technology the Internet can sometimes be overwhelming and provide contradictory information on stem cell research. We will provide this information via a comprehensive physician’s resource where the profession and interested members of the general public can readily access information in a ‘one stop’ site. This site will contain information about stem cells, research projects and medical breakthroughs. The site will also feature a bulletin board for transfer of information amongst users.

Direct Mail: Direct mail will be utilized for the purpose of distributing newsletters, function invitations, seminars and workshop schedules and by the relationship management team prior to personal visits.

PR/Communication Strategy: The importance of coupling the potential ‘newsworthiness’ in conjunction with communicating the correct message to the appropriate target audience is critical. FREZER will maximize its exposure in the market place through the ongoing placement of press releases and capitalizing on media opportunities. We believe this is best achieved through the appointment of a national public relations (PR) agency to co-ordinate these activities.

Media Advertising: We will utilize media primarily to capitalize on editorial features via Medical Publications.  In addition we will maximize exposure in the marketplace through strategic placement of editorial in local and national press publications.

Marketing Tools: Corporate Information Brochure - We will develop a corporate brochure detailing the services provided by us.  This will be made available to the general public through our clinical networks.

Physician’s Guide: We will also develop a ‘Specialists Guide to Stem Cell Technologies’ in conjunction with relevant medical associations and will seek endorsement from those relevant associations.

Competitive Business Conditions.

We compete against numerous local, regional and national companies. Some of these companies, such as CryoCell, California Cryo-Bank, Cord Blood Registry, Inc. and Viacord are competitors who can leverage considerable resources greater than ours to market and sell their services.

Sources of Material.
We intend to source materials from a variety of vendors as the materials required by us are widely available on competitive terms and conditions.

Patents and Trademarks.

None

Government Regulations.
We will be required to register with the FDA under the Public Health Service Act because of our ongoing cellular storage business. This requirement applies to all establishments engaged in the recovery, processing, storage, labeling, packaging, or distribution of any Human Cells, Tissues, and Cellular and Tissue-Based Products (HCT/Ps) or the screening or testing of a cell or tissue donor.

Stem cell banking is also subject to State Regulations. The company will be applying for a California State License.

Number of Employees. The Company currently employs eight (8) full time employees and 0 part time employees.

Reports to Security Holders. The Company is not currently subject to the reporting requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended. However, upon effectiveness of this Form 10 S-B and in accordance with NASDAQ Rule 6530 the Company intends hereafter to file annual and quarterly reports with the Securities and Exchange Commission ("SEC"). The public may read and copy any materials filed by the Company with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330.

Item 2. Management's Plan of Operation

(a) Plan of Operation.

(i) Over the next twelve months, we will require additional funds to pay for the costs of setting up the stem cell banks facility envisioned and developing the proposed product lines. The minor administrative costs for the Company have been and will in all likelihood continue to be borne by the Company's Chairman during 2005, or until such time when we make a more active effort to implement our manufacturing, marketing and distribution plans.

We believe it will require an estimated $200,000 initially to develop and execute Phase 1 of the business plan. These funds are intended to cover the expenses associated with adult stem cell banking, where an outside stem cell bank is initially contracted.   As the Company’s business model develops, it anticipates further funding in excess of $1.5 million which will lead to the Company opening and maintaining a stem cell bank, Company's offices for the next eighteen months, salaries, manufacturing, patent application, trademark processes, research & development, marketing, legal and accounting and procurement of equipment. We plan to fund this financial need through equity private placements of common stock. (No plan of terms, offers and candidates have yet been established)

(ii) We anticipate, in the event that funding is obtained, to engage in the following research and development activities over the next twelve months: development of a stem cell cryogenic research facility, conduct research on stem cell differentiation and expansion.

(iii)  We anticipate purchasing, in the event that funding is obtained, an existing stem cell bank or build a stem cell bank in the event an existing one is not available.

(iv) The Company anticipates hiring 5 full time researchers to be led by the Company’s President Geoffrey O’Neill, Ph.D. in conducting regenerative medical research with stem cells.

Item 3. Description of Property

We share office space with Bio-Matrix Scientific Group at 8885 Rio San Diego Dr. #357, San Diego, CA 92108. The space is currently sufficient for the needs of the Company. Our rental charges total $45,819.60 per annum starting June 3, 2005.

Item 4. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding what is anticipated to be the beneficial ownership of the Company's Common Stock (based on beneficial ownership of the Common Stock of BMXG as of May 31, 2005), of each officer or director of the Company, by each person or firm who owns more than 5% of the Company's outstanding shares and by all officers and directors of the Company as a group.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common	Bombardier Pacific Ventures	(a) 1,000,000	16.56%
Common	David R. Koos	(b) 691,702	11.46%
Common	Brian Pockett	(c) 550,002	9.11%
Common	AFN Trust	(a) 125,400	2%
Common	Geoffrey O’Neill	(d) 175,000	2.89%
Common	Cell Source Research	(a)1, 403	* less than 1%
	All Officers and Directors as a Group	2,543,507	42.02%

(a)David R. Koos is the sole beneficial owner of Bombardier Pacific Ventures, Managing Director of Cell Source Research Inc and Trustee of the AFN Trust.

(b) David R. Koos is CEO and Chairman of the Board of Directors

(c) Brian Pockett is COO

(d) Geoffrey O’Neill is President

Item 5. Directors, Executive Officers, Promoters and Control Persons

Name	Age	Position
David R. Koos	46	Chairman and CEO, Acting CFO
Brian Pockett	53	Managing Director and COO
Geoffrey O'Neill	57	President
Philip Watts	37	Director of Research and Development
James L. Lambert, PhD	44	Scientific Advisor

David R. Koos, PhD & DBA (46) - Chairman and CEO, Acting CFO

Dr. Koos has been involved with investment banking, venture capital, and investor relations for the past 20 years. He has worked with several major Wall Street Investment Banks and was a Vice-President of Investments with Sutro & Co., Everen Securities and Dean Witter.  Dr. Koos is also the Founder and President of Venture Bridge, Inc. Koos’ professional experience includes Co-Founder, Director, President and Managing Director of Cell Source Research Inc. He serves concurrently as President of Venture Bridge, Inc. (a private business development company) and President and Managing Director of Cell Source Research Inc. Koos has extensive involvement with Initial Public Offerings, Secondary Offerings and Private Placements, greatly benefiting Bio-Matrix Scientific Inc. In addition to his extensive investment banking and venture capital experience, Dr. Koos holds the following securities licenses: NASD Series 7 (General Securities), and Series 24 (Securities Managing Principal). Dr. Koos' educational background includes two doctoral degrees. His first doctorate is a Doctor of Philosophy degree (PhD) in Economic Sociology (2003). His dissertation focused on applied research in Telemarketing and Venture Capital Fundraising. His second doctorate, a Doctor of Business Administration (DBA), specialized in Corporate Finance (2003), focusing on the process of Public Trading, Direct Public Offerings and Synthetic Reverse Mergers. Both of these degrees are the result of studies and research completed through Atlantic International University (a non-accredited institution). Prior to obtaining these two doctoral degrees, Dr. Koos received a Master of Arts degree in the Economic Sociology from the University of California, Riverside, California (1983). Currently, Dr. Koos is pursuing a PhD in Business Administration with an emphasis on Financial Management through Northcentral University.

Brian Pockett (53) – Managing Director and COO

Mr. Pockett has over twenty-nine years of professional experience in operations, marketing, sales, financial and grant development. Prior to assuming the position of Managing Director and COO with Bio-Matrix Scientific, Mr. Pockett founded PD&C, a private consulting firm and has served as a consultant to some of the largest companies in North America including Disney, SONY, Nintendo, Acclaim Entertainment and UFO. The scope of client projects expanded into the areas of global distributing, product development, commercialization, investment and intellectual properties. Mr. Pockett has served as an Executive Vice President of Operations and as Sr. Vice President of Marketing and Sales for two major publishing companies. Mr. Pockett earned his Business Degree from Azusa Pacific University and a Theology Degree from Crestmont Seminary.

Geoffrey O'Neill, PhD (57) - President

Dr. Geoffrey O'Neill received his Ph.D. in Immunology from the University of Glasgow in 1973. In 1974, he undertook post-doctoral training under the guidance of Dr. Robert A Good (who performed the first bone marrow transplantation in a patient with immunodeficiency) at Memorial Sloan-Kettering Cancer Center in New York. Dr. O'Neill's field of study at Sloan-Kettering was transplantation immunobiology. Dr. O'Neill brings over twenty five years experience as a visionary and pioneer in his field, achieving recognition from his colleagues as the recipient of the Jean Julliard Prize for Outstanding Research from the International Society of Blood Transfusion and International Society of Hematology, presented in Budapest, Hungary. He also received the JM Foundation Award, New York, for innovative research. Dr. O'Neill's academic career covers tenures such as Visiting Professor, NIH-RCMI Program, University of Puerto Rico, School of Medicine, San Juan; Associate Professor of Pathology and Assistant Medical Director, Transfusion Medicine, University of Miami, Jackson Memorial Hospital; Visiting Professor, Institute of Immunology, University of Munich, FRG; Associate Professor of Graduate Medical Sciences, Cornell University School of Medicine New York. Having authored and co-authored over 90 publications in the field of bone marrow transplantation and stem cell biology, Dr. O'Neill brings to the company entrepreneurial and leadership skills necessary to explore and pioneer new technologies and innovative therapies. Complementing his extensive research activities and academic achievements, Dr. O'Neill also brings strong practical implementation skills to Frezer, Inc. having held numerous directorships. As the Medical Director of Cryo-Cell, the first company to pioneer and commercialize family banking for umbilical cord blood stem cells, Dr. O'Neill was a key component in establishing Cryo-Cell as a leader in its field.

Philip Watts, PhD (37) - Director of Research and Development

Dr. Philip Watts brings an outstanding and distinguished career to Bio-Matrix Scientific and has assumed the position of Director of Research and Development. Dr. Watts is the president and owner of Applied Fluids Engineering, Inc. an engineering research and consulting firm. Dr. Philip Watts founded Applied Fluids Engineering, Inc., in 1999, two years after receiving his Ph.D. from Caltech. Dr. Watts has authored more than 35 scientific papers in international peer-reviewed journals over five years, and is currently recognized as a world leader in landslide hazards research, especially the generation of landslide tsunamis. Dr. Watts' work has been featured in numerous popular science articles and television specials. Dr. Watts educational background Includes:

Ph.D. Environmental Engineering Sciences 1997

California Institute of Technology, Pasadena, CA.

M. Eng. Mechanical Engineering 1995

McGill University, Montreal, Quebec, Canada.

B. Eng. Mechanical Engineering, Honors,

Dean's Honor Roll, Great Distinction,

Minor in Aeronautics 1991

McGill University, Montreal, Quebec, Canada.

James L. Lambert, PhD (44) Scientific Advisor

Dr. Lambert has been with the Jet Propulsion Laboratory / Caltech for 17 years and for the last five years he has served as the Technical Group Supervisor of the Intelligent Instrument and Systems Technology Group. Dr. Lambert leads a multidisciplinary group whose members have advanced degrees in chemistry, biology, electrical engineering, and computer science. The charter of the group is to develop advanced in situ instruments and sensors for NASA and other agencies. In addition to managing his group, Dr. Lambert is Principal Investigator of two projects: 1) The Non-invasive glucose monitor which utilizes Raman spectroscopy to measure glucose levels via the eye and 2) The Quantum Dot Lateral Flow Assay Project in which semiconductor nanoparticles are combined with antibodies within an immunoassay for testing the potable water supplies of crewed vehicles. In 1987, Jim obtained a Ph.D. degree in electrical engineering at Carnegie Mellon. He also holds bachelor's and master's degrees in electrical engineering from the University of Pittsburgh (1980 & 1984). In addition, Dr. Lambert holds an appointment as Associate Professor of Ophthalmology in the Keck School of Medicine at USC and has published over 25 papers and holds 10 U.S. patents.

Educational Background:

Ph.D. Carnegie Mellon University – Electrical Engineering, 1987

M.S.   University of Pittsburgh – Electrical Engineering, 1984

B.S.    University of Pittsburgh – Electrical Engineering, 1980

We do not have an audit committee. We do not have a financial expert serving on our board of directors. We are currently in the process of establishing an Audit Committee and are also in the process of locating, nominating, and appointing to our Board of Directors one or more individuals who would qualify as Audit Committee Financial Experts, as that term is defined in Regulation SB Item 401, to serve on the Audit Committee when established.

During the past five years, no officer, director or control person of Frezer has:

Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and

Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

David R. Koos, our Chief Executive Officer, has been the subject of the following securities related regulatory actions:

On June 26 - 28 of 2001 the NYSE held an administrative hearing panel regarding Mr. David Koos’ handling of a client’s account while he was at Everen Securities.  The panel found Mr. Koos had engaged in excessive, unsuitable and discretionary trading in a client’s account.  While the client had given Everen Securities numerous letters stating he authorized all the trades and the account was handled exactly the way he wished, the NYSE found Mr. Koos guilty of the aforementioned and suspended him from association with the NYSE and its affiliates for a period of 9 months.  On appeal, the Enforcement Division requested the suspension be 18 months, which was upheld by the Appeal Board. Mr. Koos strongly maintains his innocence in any wrongdoing and that all transactions were authorized by the client.  Further, the client provided Everen Securities with letters authorizing all transactions and acknowledging all trading outcomes, and affirming the handling of his account committed was to his satisfaction.   The final disposition by the Appeal Board was not further appealed due to legal costs. , Mr. Koos agreed to accept the suspension even though he maintains his innocence in any wrongdoing.

On December 7, 1999 First Union Securities (formerly known as Everen Securities) and Thomas Monahan settled with Dr. Jan Yanda for the sum of $55,000. The claim made by Dr. Yanda to the NASD (Case # 98-03797) was that Mr. Monahan and his then partner David Koos mishandled her account in failing to correctly advise her on the liquidation of an annuity contract. In the terms of the settlement, $55,000 was paid to Dr. Yanda by First Union Securities (formerly Everen Securities) to avoid litigation expense, inconvenience, and uncertainty of arbitrating the disputes and differences between them. Dr. Yanda released and exonerated First Union Securities, Monahan and Koos. All liability in this matter by First Union, Thomas Monahan and David Koos was denied and agreed to by Dr. Yanda.

Item 6. Executive Compensation

No cash compensation was paid to any officer or director of the Company and the Company has not paid compensation to any employee since inception other than in the issuance of Common Stock. As of the date of this filing we are in the process of finalizing terms with our officers and key employees regarding compensation.

Employment Agreements.

As of the date of this filing we are in the process of finalizing terms with our officers and key employees regarding compensation.

Director's Compensation.

We do not provide any Director's Compensation at this time.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics (the “Code”) that applies to our directors, officers and employees, including our Chief Executive Officer (our principal executive officer and principal financial and accounting officer, respectively). The Code is filed as Exhibit ___to this Form 10-SB. A written copy of the Code will be provided upon request at no charge by writing to our Chief Executive Officer, David Koos, at 1010 University Ave. #40, San Diego, CA 92103.

Item 7. Certain Relationships and Related Transactions

The Company currently utilizes office space provided by its parent company, Bio-Matrix Scientific Group, Inc., at no charge. Beginning June 3, 2005 the company will begin paying rental charges total $45,819.60 per annum to its parent.

Item 8. Description of Securities

The Company is authorized to issue 100,000,000 shares of its Common Stock, par value $.001 per share, of which 6,035,501 shares are outstanding as of May 23, 2005. The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. The Company's common stock does not have cumulative voting rights, which means that the holders of a majority of the outstanding shares of our common stock voting for the election of directors can elect all members of the Board of Directors. A majority vote is also sufficient for other actions that require the vote or concurrence of stockholders except in cases in which more than a simple majority is required by law. Holders of the Company's common stock are entitled to receive dividends, when, as and if declared by the Board of Directors, in its discretion, from funds legally available therefore. Holders of shares of the Company's common stock are entitled to share, on a ratable basis, such dividends as may be declared by the Board of Directors out of funds, legally available therefore. Upon the Company's liquidation, dissolution or winding up, after payment to creditors, the holders of the Company's common stock are entitled to share ratably in the assets of the Company, if any, legally available of distribution to the Company's common stockholders. The Company's bylaws require that only a majority of the issued and outstanding shares of our common stock need be represented to constitute a quorum and to transact business at a stockholders' meeting. The stockholders do not have any preemptive rights or conversion rights.

The Transfer Agent for the Company's Common Stock is anticipated to be Colonial Stock Transfer.

We will be subject to the State of Nevada's business combination statute. In general, the statute prohibits a publicly held Nevada corporation from engaging in a business combination with a person who is an interested shareholder for a period of three years after the date of the transaction in which that person became an interested shareholder, unless the business combination is approved in a prescribed manner. A business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested shareholder. An interested shareholder is a person who, together with affiliates, owns, or, within three years prior to the proposed business combination, did own 15% or more of our voting stock. The statute could prohibit or delay mergers or other takeovers or change in control attempts and accordingly, may discourage attempts to acquire our Company.

PART II

Item 1. Market Price of and Dividends on the Registrant's
Common Equity and Other Shareholder Matters

(a) Market Information.

There has never been and there currently is no public market for our securities. We anticipate applying for trading of our common stock on the over the counter bulletin board (OTC BB), however, we can provide no assurance that our shares will be traded on the bulletin board or, if traded, that a public market will materialize

(b) Holders. As of December 17, 2004, there were approximately 429 holders of the BMXG’s common stock. Subsequent to the distribution of our shares to BMXG shareholders, there will be 429 holders of our common stock

(c) Dividends. No dividends were paid during the fiscal year ending December 31, 2005. We do not expect to declare dividends for the immediate future.

Item 2. Legal Proceedings

Nome

Item 3. Changes in and Disagreements with Accountants

None

Item 4. Recent Sales of Unregistered Securities

None

Item 5. Indemnification of Directors and Officers

Neither our Articles of Incorporation nor Bylaws prevent us from indemnifying our officers, directors and agents to the extent permitted under the Nevada Revised Statute ("NRS"). NRS Section 78.7502, provides that a corporation shall indemnify any director, officer, employee or agent of a corporation against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with any the defense to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to Section 78.7502(1) or 78.7502(2), or in defense of any claim, issue or matter therein.

NRS 78.7502(1) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he: (a) is not liable pursuant to NRS 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

NRS Section 78.7502(2) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he: (a) is not liable pursuant to NRS 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation.

PART F/S

Financial Statements

The Company's financial statements for the period commencing with inception and ending May 20, 2005, have been examined to the extent indicated in their reports by Armando C. Ibarra, independent certified public accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein in response to Item 15 of this Form 10-SB.

To the Shareholders of Frezer, Inc.

Frezer, Inc.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated balance sheets of Frezer, Inc as of  May 20,2005, the related  statements of operations, changes in stockholders' equity, and cash flows for the period  then ended (from inception May 2,2005 to May 20, 2005). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United Stated). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of May 20, 2005 and the results of its operations and its cash flows for the period then ended, in conformity with US generally accepted accounting principles.

/s/Amrando C. Ibarra

----------------------------

Armando C. Ibarra, CPA

May 25, 2005

Chula Vista, Ca. 91910

FREZER, INC.
(A Development Stage Company)
Balance Sheets
As of May 20, 2005

ASSETS

Current Assets
Cash	$50,140

Total Current Assets	50,140

TOTAL ASSETS	$50,140

LIABILITIES & STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable	$-

Total Current Liabilities	-

Stockholders' Equity

Common stock, ($.0001 par value; 100,000,000 shares
authorized; 6,035,501 shares issued and outstanding	6,036
Additional paid-in capital	45,164
Deficit accumulated during development stage	(1,060)

Total Stockholders' Equity	50,140

TOTAL LIABILITIES &

STOCKHOLDERS' EQUITY	50,140

FREZER, INC.
(A Development Stage Company)
Statements of Operations
From May 2, 2005 (inception) through May 20, 2005

Revenues	$-

Operating Costs
Administrative expenses	1,060

Total Operating Costs	1,060

Net Income (Loss)	$(1,060)

Basic earnings (loss) per share	$(0.00)

Weighted average number of
common shares outstanding	6,035,501

From May 2, 2005 (inception) through May 20, 2005

				Deficit
				Accumulated
	Common	Common	Additional	During	Total
	Stock	Stock	Paid-in	Development
	Shares	Amount	Capital	Stage

Shares issued for cash and services, May 4, 2005	6,035,501	6,036	45,164	-	51,200

Net loss for period				(1,060)	(1,060)

Balance, May 20, 2005	6,035,501	6,036	45,164	(1,060)	50,140

FREZER, INC.
(A Development Stage Company)
Statements of Cash Flows
From May 2, 2005 (inception) through May 20, 2005

Year Ended
December 31,
2004

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	$(1,060)
Common stock issued for services	1,000

Net cash provided by (used in) operating activities	(60)

CASH FLOWS FROM INVESTING ACTIVITIES

Net cash provided by (used in) investing activities	-

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from stock issuance	50,200

Net cash provided by (used in) financing activities	50,200

Net increase (decrease) in cash	50,140

Cash at beginning of period	-

Cash at end of period	$50,140

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
INFORMATION:

Interest paid	$-

Income taxes paid	$-

SUPPLEMENTAL SCHEDULE OF NON-CASH
ACTIVITIES:

Common stock issued for services	$1,000

Frezer, Inc.

(A Development Stat Company)

Notes to Financial Statements

As of May 20, 2005

NOTE 1.   ORGANIZATION AND DESCRIPTION OF BUSINESS

Frezer, Inc. (the “Company”) was incorporated in the State of Nevada on May 2, 2005. The Company's activities to date have consisted primarily of organizational activities.  The Company intends to operate in the field of stem cell banking and regenerative medicine.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.   Basis of Accounting

The Company’s financial statements are prepared using the accrual method of accounting.  The Company has elected a December 31, year-end.

B.   Basic Earnings per (loss) Share

In February 1997, the FASB issued SFAS No. 128, “Earnings Per Share”, which specifies the computation, presentation and disclosure requirements for earnings (loss) per share for entities with publicly held common stock.  SFAS No. 128 supersedes the provisions of APB No. 15, and requires the presentation of basic earnings (loss) per share and diluted earnings (loss) per share.  The Company has adopted the provisions of SFAS No. 128 effective December 30, 1999 (inception).

Basic net loss per share amounts is computed by dividing the net loss by the weighted average number of common shares outstanding.  Diluted earnings per share are the same as basic earnings per share due to the lack of dilutive items in the Company.

C.   Cash and Cash Equivalents

For purpose of reporting the statement of flows, cash and cash equivalents include highly liquid investments with investments with maturities of three months or less at the time of purchase.

D.    Common Stock

The Company is authorized to issue 100,000,000 shares of common stock at $0.001 par value.  On May 4, 2005 Company issued 6,035,501 shares of common stock in exchange for $50,200 in cash and $1,000 of services to Bio-Matrix Scientific Group, Inc., its parent company.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

E.    Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

G.   Development Stage

The Company continues to devote substantially all of its efforts in the development of its plan to operate in the field of stem cell banking and regenerative medicine.

H.   Income Taxes

The Company accounts for income taxes under the statement of Financial Accounting Statement No. 109, Accounting for Income Taxes,’ (“SFAS109).  Under SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement-carrying basis.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates are recognized in the income in the period that included the enactment date.  There were no current or deferred income tax expense or benefits due to the fact that the Company did not have any material operations for the period from May 2, 2005 (inception) through May 20, 2005.

NOTE 3.   WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common stock.

NOTE 4.   TRANSACTION WITH RELATED PARTY

The Company utilizes office space and certain administrative support services provided by its parent company at no charge.

PART III

ITEM     1.       Index to Exhibits

The following exhibits are filed with this Registration Statement.

Exhibit number	Exhibit
99-1	Information Statement
3(i)	Articles of Incorporation
3(ii)	ByLaws
99-2	Code of ethics and Business Conduct
10	Lease Agreement
23	Consent of Independent Auditor Armando C. Ibarra
31-1	Certification of Chief Executive officer
31-2	Certification of Chief Financial Officer

SIGNATURES

In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly organized.

Frezer, Inc

Date: May 31, 2005

/s/ David R. Koos

David R. Koos

Chairman , Secretary and CEO

Date: May 31, 2005

            /s/ Geoffrey O’Neill

Geoffrey O’Neill

President